# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SAB Biotherapeutics, Inc., CIK 0001833214
CUSIP: 78397T202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 777 W 41st St, Suite 401, Miami Beach, Florida (FL), 33140
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 22,637,108; shared voting power 0; sole dispositive power 22,637,108; shared dispositive power 0; aggregate amount beneficially owned 22,637,108 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 6,632,508 shares of common stock, par value $0.0001 per share (the "Common Stock") of SAB Biotherapeutics, Inc. (the "Issuer"), (ii) 446,000 shares of Common Stock issuable upon conversion of 4,460 shares of the Issuer's Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock") convertible within 60 days of this Statement, (iii) 10,372,400 shares of Common Stock issuable upon conversion of 103,724 shares of Series B Preferred Stock underlying 103,724 Enrollment Warrants that are exercisable within 60 days of this Statement, and (iv) 5,186,200 shares of Common Stock issuable upon conversion of 51,862 shares of Series B Preferred Stock underlying 51,862 Data Release Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrant all contain provisions preventing these securities from being converted or exercised into shares of Common Stock, if such conversion or exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the Enrollment Warrants and the Data Release Warrants into Series B Preferred Stock and the full conversion of Series B Preferred Stock to shares of Common Stock, without giving effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 22,637,108; shared voting power 0; sole dispositive power 22,637,108; shared dispositive power 0; aggregate amount beneficially owned 22,637,108 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 6,632,508 shares of Common Stock of the Issuer, (ii) 446,000 shares of Common Stock issuable upon conversion of 4,460 shares of the Issuer's Series B Preferred Stock, convertible within 60 days of this Statement, (iii) 10,372,400 shares of Common Stock issuable upon conversion of 103,724 shares of Series B Preferred Stock underlying 103,724 Enrollment Warrants that are exercisable within 60 days of this Statement, and (iv) 5,186,200 shares of Common Stock issuable upon conversion of 51,862 shares of Series B Preferred Stock underlying 51,862 Data Release Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrant all contain provisions preventing these securities from being converted or exercised into shares of Common Stock, if such conversion or exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the Enrollment Warrants and the Data Release Warrants into Series B Preferred Stock and the full conversion of Series B Preferred Stock to shares of Common Stock, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,286,301; shared voting power 0; sole dispositive power 2,286,301; shared dispositive power 0; aggregate amount beneficially owned 2,286,301 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 667,401 shares of Common Stock of the Issuer, (ii) 47,500 shares of Common Stock issuable upon conversion of 475 shares of the Issuer's Series B Preferred Stock, convertible within 60 days of this Statement, (iii) 1,047,600 shares of Common Stock issuable upon conversion of 10,476 shares of Series B Preferred Stock underlying 10,476 Enrollment Warrants that are exercisable within 60 days of this Statement, and (iv) 523,800 shares of Common Stock issuable upon conversion of 5,238 shares of Series B Preferred Stock underlying 5,238 Data Release Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrant all contain provisions preventing these securities from being converted or exercised into shares of Common Stock, if such conversion or exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the Enrollment Warrants and the Data Release Warrants into Series B Preferred Stock and the full conversion of Series B Preferred Stock to shares of Common Stock, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,286,301; shared voting power 0; sole dispositive power 2,286,301; shared dispositive power 0; aggregate amount beneficially owned 2,286,301 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 667,401 shares of Common Stock of the Issuer, (ii) 47,500 shares of Common Stock issuable upon conversion of 475 shares of the Issuer's Series B Preferred Stock, convertible within 60 days of this Statement, (iii) 1,047,600 shares of Common Stock issuable upon conversion of 10,476 shares of Series B Preferred Stock underlying 10,476 Enrollment Warrants that are exercisable within 60 days of this Statement, and (iv) 523,800 shares of Common Stock issuable upon conversion of 5,238 shares of Series B Preferred Stock underlying 5,238 Data Release Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrant all contain provisions preventing these securities from being converted or exercised into shares of Common Stock, if such conversion or exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the Enrollment Warrants and the Data Release Warrants into Series B Preferred Stock and the full conversion of Series B Preferred Stock to shares of Common Stock, without giving effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: SAB Biotherapeutics, Inc.
Address of issuer's principal executive offices: 777 W 41st St, Suite 401, Miami Beach, FL 33140

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 22,637,108 shares of the Issuer's securities, consisting of (i) 6,632,508 shares of Common Stock of the Issuer, (ii) 446,000 shares of Common Stock issuable upon conversion of 4,460 shares of the Issuer's Series B Preferred Stock, convertible within 60 days of this Statement, (iii) 10,372,400 shares of Common Stock issuable upon conversion of 103,724 shares of Series B Preferred Stock underlying 103,724 Enrollment Warrants that are exercisable within 60 days of this Statement, and (iv) 5,186,200 shares of Common Stock issuable upon conversion of 51,862 shares of Series B Preferred Stock underlying 51,862 Data Release Warrants that are exercisable within 60 days of this Statement. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own an aggregate of 2,286,301 shares of the Issuer's securities, consisting of (i) 667,401 shares of Common Stock of the Issuer, (ii) 47,500 shares of Common Stock issuable upon conversion of 475 shares of the Issuer's Series B Preferred Stock, convertible within 60 days of this Statement, (iii) 1,047,600 shares of Common Stock issuable upon conversion of 10,476 shares of Series B Preferred Stock underlying 10,476 Enrollment Warrants that are exercisable within 60 days of this Statement, and (iv) 523,800 shares of Common Stock issuable upon conversion of 5,238 shares of Series B Preferred Stock underlying 5,238 Data Release Warrants that are exercisable within 60 days of this Statement. These securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The Series B Preferred Stock, the Enrollment Warrants and the Data Release Warrant all contain provisions preventing these securities from being converted or exercised into shares of Common Stock, if such conversion or exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in this Item 4 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the Enrollment Warrants and the Data Release Warrants into Series B Preferred Stock and the full conversion of Series B Preferred Stock to shares of Common Stock, without giving effect to the blocking provisions.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 9.99%
Vivo Opportunity, LLC: 9.99%
Vivo Opportunity Cayman Fund, L.P.: 9.99%
Vivo Opportunity Cayman, LLC: 9.99%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 22,637,108 shares
Vivo Opportunity, LLC: 22,637,108 shares
Vivo Opportunity Cayman Fund, L.P.: 2,286,301 shares
Vivo Opportunity Cayman, LLC: 2,286,301 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 22,637,108 shares
Vivo Opportunity, LLC: 22,637,108 shares
Vivo Opportunity Cayman Fund, L.P.: 2,286,301 shares
Vivo Opportunity Cayman, LLC: 2,286,301 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (08/14/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/14/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (08/14/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/14/2026)